Exhibit 99.1

SandRidge Energy to Acquire Bonanza Creek Energy for $36.00 Per Share in Cash and Stock

•                  Adds 67,000 contiguous net acres in the oil window of DJ Basin

•                  Significantly increases inventory of high return, oil-weighted drill-ready projects

•                  Expected to be accretive to cash flow beginning in 2018

•                  Maintains low pro forma leverage and strong balance sheet

Oklahoma City, Oklahoma and Denver, Colorado, November 15, 2017 — SandRidge Energy (NYSE: SD) and Bonanza Creek Energy (NYSE: BCEI) jointly announced today that the two companies have entered into a definitive merger agreement under which SandRidge will acquire all of the outstanding shares of common stock of Bonanza Creek in a cash-and-stock transaction valued at $36.00 per share. The consideration consists of $19.20 in cash and $16.80 of SandRidge shares for each Bonanza Creek share, subject to the collar mechanism described below.

James Bennett, SandRidge’s CEO, said “This acquisition greatly enhances our existing portfolio by adding a deep inventory of drill-ready locations in the DJ Basin of Colorado and is highly complementary to our existing North Park, Northwest STACK and Mississippian assets. The geological and operational characteristics of Bonanza’s Niobrara and Codell locations are analogous to our existing Colorado North Park assets, and we expect to benefit from the expertise of their teams. Overall, we believe this will drive strong risk-adjusted returns in both areas. Likewise, SandRidge will benefit from the greatly increased scale and substantial cost and operational synergies as a result of the transaction. Lastly, the acquisition will be accretive to cash flow per share and will enhance our ability over time to increase cash flow generation of the business.”

Jack Vaughn, Bonanza Creek’s Chairman of the Board, stated “We are pleased to be able to accomplish this combination with SandRidge. This transaction represents an attractive opportunity for our shareholders to monetize a portion of their holdings through the cash consideration as well as to participate in the continued upside of the combined company. We believe our Niobrara and Codell assets and expertise will provide a strong complement to the SandRidge story and are excited to partner with SandRidge in growing the combined company.”

123 Robert S. Kerr Avenue, Oklahoma City, OK 73102 • Phone 405.429.5500, Fax 405.429.5977 • www.SandRidgeEnergy.com

Brian Steck, a Director of Bonanza Creek and Partner of Mangrove Partners, one of Bonanza Creek’s largest shareholders, said “Mangrove is happy to support this transaction and believes that Bonanza Creek’s high-return inventory in the DJ Basin provides an excellent complement to SandRidge’s attractive development opportunities in the NW STACK and North Park Basin. We believe that the sequenced development of these three assets provide an attractive path to create oil-weighted growth for the combined company.”

Acquisition Highlights

The combined SandRidge-Bonanza Creek will operate over 630,000 net acres focused in the Rockies and Mid-Continent, producing approximately 55,000 Boepd, as of September 30, 2017.

SandRidge is acquiring all of Bonanza Creek’s assets included here with other related highlights:

•                  Third quarter 2017 production of 15.8 MBoepd, 52% oil

•                  Year-end 2016 proved reserves of 91 MMBoe, 55% oil

•                  67,000 highly delineated net acres in the rural oil window of the DJ Basin

•                  ~970 2P Niobrara and Codell locations driving future oil development opportunities

•                  Stacked pay DJ Basin assets targeting Niobrara and Codell formations

•                  Company owned midstream infrastructure enhancing E&P operations

•                  Mature, cash generating Cotton Valley production

•                  Significant cost, technical and operational synergies

•                  Zero debt and $31 million of cash on hand as of September 30, 2017

Transaction Details

Bonanza Creek shareholders will receive $36.00 per share under the terms of the agreement, comprised of $19.20 per share in cash and $16.80 per share in common shares of SandRidge stock, subject to the collar mechanism. This represents a 17.4% premium to Bonanza Creek’s closing price as of November 14.

This purchase price implies a total transaction value of approximately $746 million, comprised of $398 million in cash and 18.89 million shares of SandRidge stock, based on SandRidge’s stock price as of November 14.

Following the transaction, shareholders of Bonanza Creek are expected to own between approximately 31.4% and 35.8% of the outstanding shares of SandRidge based upon the Average Parent Stock Price (as defined below). One of the independent directors of Bonanza Creek will be joining the Board of Directors of SandRidge.

The stock portion will be subject to a collar based on the volume weighted average price of SandRidge common shares over the 20 business days ending on the third business day prior to closing (the “Average Parent Stock Price”). If the Average Parent Stock Price is greater than or equal to $17.50 but less than or equal to $21.38, Bonanza Creek shareholders will receive a number of SandRidge shares between 0.7858 and 0.9600 equal to $16.80 in value per Bonanza Creek share. Bonanza Creek shareholders will receive 0.9600 SandRidge common shares if the Average Parent Stock Price is below $17.50 and 0.7858 SandRidge common shares if the Average Parent Stock Price is above $21.38.

The Boards of Directors of both companies have unanimously approved the terms of the agreement, and have recommended that both shareholder groups approve the transaction. The completion of the transaction is subject to the approval of each company’s shareholders, certain regulatory approvals and customary closing conditions. The transaction is expected to close in the first quarter of 2018.

Morgan Stanley & Co. LLC and Vinson & Elkins L.L.P. acted as financial and legal advisors, respectively, to SandRidge. Evercore and Kirkland & Ellis LLP acted as financial and legal advisors, respectively, to Bonanza Creek.

Investor Call

The company will host a conference call to discuss this acquisition on November 15, 2017 at 7:30 am CT. The telephone number to access the conference call from within the U.S. is (866) 393-4306 and from outside the U.S. is (734) 385-2616. The passcode for the call is 7357668. An audio replay of the call will be available from November 15, 2017 until 11:59 pm CT on December 15, 2017. The number to access the conference call replay from within the U.S. is (855) 859-2056 and from outside the U.S. is (404) 537-3406. The passcode for the replay is 7357668.

About SandRidge Energy

SandRidge Energy, Inc. (NYSE: SD) is an oil and natural gas exploration and production company headquartered in Oklahoma City, Oklahoma with its principal focus on developing high-return, growth-oriented projects in the U.S. Mid-Continent and Niobrara Shale.

About Bonanza Creek Energy

Bonanza Creek Energy, Inc. (NYSE: BCEI) is an independent oil and natural gas company engaged in the acquisition, exploration, development and production of onshore oil and associated liquids-rich natural gas in the United States. The Company’s assets and operations are concentrated primarily in the Rocky Mountain region in the Wattenberg Field, focused on the Niobrara and Codell formations, and in southern Arkansas, focused on oily Cotton Valley sands. For more information about the Company, please visit www.bonanzacrk.com.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, SandRidge will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of SandRidge and a joint proxy statement of Bonanza Creek and SandRidge.  SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge, on SandRidge’s internet website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge’s Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s internet website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136.

Participants in the Solicitation

Bonanza Creek, SandRidge, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza Creek is set forth in Bonanza Creek’s public filings with the SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “predict,” “potential,” “pursue,” “outlook,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.  These risks and uncertainties include, but are not limited to:  the failure of the shareholders of Bonanza Creek to approve the proposed merger or the shareholders of SandRidge to approve the stock issuance; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Bonanza Creek’s business and operations with SandRidge’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of SandRidge following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

SandRidge and Bonanza Creek caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov.  All subsequent written and oral forward-looking statements concerning SandRidge, Bonanza Creek, the proposed transaction or other matters attributable to SandRidge and Bonanza Creek or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Each forward looking statement speaks only as of the date of the particular statement, and neither SandRidge nor Bonanza Creek undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Investor Contacts

Justin M. Lewellen

Director of Investor Relations

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, OK 73102

(405) 429-5515

James R. Edwards
Director of Investor Relations
Bonanza Creek Energy

410 17th St

Denver, CO 80202

(720) 440-6136